December 16, 2005

Mr. Michael Moran

Accounting Branch Chief

Mail Stop 3561

Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street, N.E.

Washington, DC 20549-3561

Re:	W.W. Grainger, Inc.

Form 10-K for Fiscal Year Ended December 31, 2004

Filed February 28, 2005

File No. 001-05684

Dear Mr. Moran:

We are writing in response to your letter dated November 22, 2005, commenting on our above-referenced filing. We appreciate the extension of time given to us by Brian McAllister to respond to your letter, and we thank you for the opportunity to address the points set out in your letter.

For ease of reference, each of the Staff’s comments is reproduced below in italics, followed by our response.

Part IV, page 21

Item 15: Exhibits and Financial Statement Schedules, page 21

1.            We do not see the Shareholder Rights Plan document included as an exhibit or incorporated by reference. Please refer us to the filed document that includes this Plan document. If a copy has not been included in a prior filing, please tell us why and provide a copy of the document with your response. See Item 6.01(a) of Regulation S-K.

Response: The shareholder rights plan described in Note 20 consists of the two documents identified in Exhibit (4)(a) of the Form 10-K, both of which are incorporated by reference to prior filings (specifically, to Grainger’s Current Report on Form 8-K dated April 28, 1999 and Grainger’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).

W.W. Grainger, Inc. – Company Response

Form 10-K

Notes to Consolidated Financial Statements, page 34

Note 20—Preferred Share Purchase Rights, page 51

2.            Please tell us how you account for the shareholders’ rights to purchase fractional shares of junior participating preferred stock or, alternatively, tell us why you do not account for the purchase rights and include any applicable guidance that supports your accounting treatment. In your response please tell us your consideration of SFAS No. 150, SFAS No. 133 and EITF No. 00-19 and further tell us:

Response: As described more fully in the following paragraphs, the shareholders’ rights adopted in 1999 are additional features of the common shares that were issued for no consideration, and therefore no accounting is required. There is no bifurcation of the right from the common shares and no separate accounting is required under any U.S. GAAP (e.g., SFAS No. 133, EITF No. 00-19 or SFAS No. 150). The rights are an embedded feature and not a free-standing instrument, and therefore SFAS No. 150 and EITF No. 00-19 are not applicable. SFAS No. 133 does not apply because the right is an embedded derivative that is clearly and closely related to the common shares (paragraph 12a).

The following paragraphs correspond to your seven individual bullet-pointed inquiries under this comment:

•	Whether the purchase rights are freestanding financial instruments or a feature embedded in the common shares or other instruments;

Response: The purchase rights are an embedded feature of the common shares until the occurrence of a “Distribution Date” (a date tied to the acquisition or potential acquisition of 15 percent or more of Grainger’s outstanding shares; the term is as defined in the Rights Agreement and further discussed below), and freestanding thereafter. More specifically, until a Distribution Date occurs, the purchase rights cannot be exercised, are evidenced by a notation on the common share certificates, and are transferable with and only with the common shares. As soon as practicable after the Distribution Date, separate “rights certificates” evidencing the rights would be mailed to holders of common shares as of the Distribution Date, and the rights could then be exercised and the rights certificates could then be transferred apart from the common shares.

•	If the purchase rights represent an obligation, either conditional or unconditional, requiring you to transfer shares;

W.W. Grainger, Inc. – Company Response

Form 10-K

Response: The purchase rights reflect a conditional obligation to issue shares, in that the rights become exercisable if and only if a Distribution Date should occur. If a Distribution Date occurs and the holder of a right exercises that right, then depending on the circumstances Grainger would be obligated to issue to the holder shares of Grainger Series A-1999 Junior Participating Preferred Stock (“Preferred Shares”) or shares of Grainger common stock, or to cause the company which merges or consolidates with (or acquires 50 percent or more of the assets or earning power of) Grainger to issue to the holder shares of that company’s common stock.

•

Whether the purchase rights provide for settlement in the form of cash, shares, a combination of cash or shares or other instruments. If more than one form of consideration is available tell us if the issuer or holders possess the right to select the form of consideration;

Response: Please see discussion immediately above. Grainger’s board of directors may in certain circumstances determine that Grainger will issue or pay to the rights holder cash, property, other securities or any combination thereof in lieu of the issuance of shares as described above. The decision whether to issue such alternative consideration in lieu of shares is in the sole discretion of Grainger’s board of directors, and the rights holder cannot select the form of consideration.

•	What ‘certain’ circumstances permit the exercise of the purchase rights other than the announcement of a tender offer for 15% or more of your common shares;

Response: As noted above, the rights become exercisable on the Distribution Date. The Distribution Date as defined in the Rights Agreement is the earlier to occur of (a) 10 days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of Grainger’s outstanding common shares (the date of such announcement is referred to below as the “Shares Acquisition Date”) or (b) 10 business days (or such later date as Grainger’s board of directors may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15 percent or more of Grainger’s outstanding common shares.

•	The possible adjustments that could occur to the purchase price of $250 per share;

W.W. Grainger, Inc. – Company Response

Form 10-K

Response: The purchase price could be adjusted as a result of Grainger’s declaration of a dividend on the Preferred Shares payable in Preferred Shares, subdivision or combination of the outstanding Preferred Shares, issuance of shares of Grainger stock in a reclassification of the Preferred Shares, or distribution of rights, options, evidences of indebtedness, assets or warrants to the holders of Preferred Shares.

•

Whether the issuer or holders possess the right to redeem the purchase rights at $0.001 per right and how this feature relates to the other exercise feature that permits holders to purchase shares at $250 per share; and

Response: Grainger’s board of directors may redeem the purchase rights in whole, but not in part, at a price of $0.001 per right at any time until 30 days after the Shares Acquisition Date (defined above) or such earlier time as the board of directors may determine. The rights cannot be redeemed in any other manner. The board of directors’ ordering of a redemption would immediately terminate the exercisability of the rights by their holders.

•

What you intend to express in disclosing that purchase rights generally entitle the holder to effect a purchase of stock, other securities or assets having a market price equal to twice the exercise price.

Response: The intent is to convey in concise fashion that irrespective of whether the holder receives stock, other securities or assets, what is received will have a value equal to twice the exercise price of the right.

Note 21—Segment Information, page 51

3.            We note that you aggregate several different businesses in the Branch-based Distribution segment. Tell us in more detail how you determined that aggregation was appropriate in accordance with paragraph 17 of SFAS No. 131. Please focus your response on the similarity of the economic characteristics of the aggregated businesses. In that regard, please provide us quantitative support for your assertions such as historical sales, margin and operating profit figures. We will presume that both the products sold...[and] customers are similar.

Response: In determining the appropriate reportable segments for the Company, we carefully considered the provisions of SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.” As a result, the Company aggregated certain operating segments into the “Branch-based Distribution” reportable segment.

W.W. Grainger, Inc. – Company Response

Form 10-K

As mentioned in your letter, the products, processes and customers are similar for purposes of applying the aggregation criteria. We have furnished supplementally under separate cover an analysis which provides detailed financial information for the aggregated businesses (the “Aggregation Analysis”).

The first section of the Aggregation Analysis lists several businesses (Grainger Industrial Supply or GIS, FindMRO, Grainger Export, Grainger Global Sourcing, Puerto Rico, and Grainger Parts) that are added together to total Grainger Industrial Supply. These operations are very much part of Grainger Industrial Supply and thus presented in combination in the Aggregation Analysis. We do generate separate financials for the following reasons:

•

FindMRO and Grainger Parts were established to create management focus on development of service offerings for products not carried in the catalog and the management of repair and replacement parts for items carried in the catalog. In 2005 it was determined that the processes and systems of these functions were mature, and they were accordingly merged with other parts of GIS.

•

Grainger Export is a functional organization that provides export logistics and sales support to GIS’s international customers. It also serves to give developing managers a broader perspective of the overall business and international functions in a smaller environment.

•

Grainger Global Sourcing and Puerto Rico are operations conducted through separate legal entities as required by their business purposes. Grainger Global Sourcing manages the procurement function from foreign-based suppliers of private labeled products. Puerto Rico consists of two branches located in Puerto Rico that conduct their operations through a locally-incorporated entity.

Economically, we believe Grainger Industrial Supply, Acklands-Grainger (Canada) and Grainger Mexico are similar due to their reliance on the facilities maintenance market and the similarity of margins. Competition in the facilities maintenance market is highly fragmented and branding is important in maintaining market share and margins. The Grainger name and numerous private label trademarks are important assets shared by these businesses. Additional common economic drivers of results include the general catalog, the supply chain and information technologies. These businesses also cooperate in the development of their general catalogs, a primary marketing tool of the businesses. They collaborate on supply chain processes and techniques and coordinate their procurement efforts. These businesses are currently implementing a common fully integrated ERP system platform which will support

W.W. Grainger, Inc. – Company Response

Form 10-K

all business activity, from customer inquiry and product procurement to collection, payment and financial reporting. Based on these similar characteristics we determined that the businesses were economically similar under SFAS No. 131.

The China distribution business is a start-up activity to provide distribution services in China similar to those currently provided in North America. We believe the long-term economic characteristics will be similar to those achieved in North America and therefore this business also meets the aggregation criteria of SFAS No. 131.

Note 24—Unclassified—Net, page 55

4.            We note that you have included gains and losses on the sale of fixed assets as part of non-operating items. In future filings, we note that gains and losses on the sale of long-lived assets should be included as part of income from continuing operations. See paragraph 45 of SFAS No. 144.

Response: We are aware that SFAS No. 144 requires classification of gains and losses on the sales of fixed assets as part of the operating earnings. However, we believe the classification as part of Unclassified-Net presents a better, more transparent disclosure for the following reasons:

•

The majority of these gains and losses result from the intermittent disposals of real estate when it becomes necessary to reconfigure the branch network. When these reconfigurations occur, they occur on an irregular basis in response to changes in the physical locations of our customers. These customer market shifts happen over extended periods of time and are very unpredictable. Including the gains and losses in operating earnings will create fluctuations in results that do not reflect the actual results of operations for that time period. We could explain this fluctuation in MD&A, however, this approach would burden the shareholder/investor with the requirement to do additional analysis in order to understand results.

•

We believe the current presentation facilitates easier shareholder/investor analysis of our results. As part of the evaluation for our first quarter 2005 results, several analysts commented on the sale of fixed assets. The analysts indicated that they believed the first quarter gain should be excluded, or at least minimized, in the evaluation of operating results. The irregularity of the gains make them difficult to project, and in fact, they are not sustainable as part of operations. The current presentation facilitates the investors’ ability to identify results of operations from gains and losses and thereby better interpret results.

W.W. Grainger, Inc. – Company Response

Form 10-K

•

Provided supplementally to the Staff under separate cover is a summary of gains and losses for the past ten years that provides additional perspective. Historically, the sale of fixed assets, primarily real estate, has resulted in gains. While moving these transactions to operating earnings would generally increase our operating results, we believe investors are better served by presenting them in Unclassified-Net.

In conclusion, we believe that our current presentation provides more transparency and better communication to the investor. We respectfully request your concurrence in the continued presentation of gains and losses from the sale of fixed assets as part of Unclassified-Net.

As you have requested, we hereby acknowledge the following:

•	Grainger is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Grainger may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing responses adequately address the comments raised in your November 22, 2005 letter. If there are any additional questions or comments, or if any further clarification is needed, please contact the undersigned at (847) 535-0900. Thank you very much.

Sincerely,

/s/ Judith E. Andringa

Judith E. Andringa

Vice President and Controller

W.W. Grainger, Inc.